SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange
Act of 1934

(Amendment No.  2 )

Entrx Corporation (Name of the Issuer)

Entrx Corporation (Name of Persons Filing Statement)

Common stock (Title of Class of Securities)

591142203 (CUSIP Number of Class of Securities)

Peter L. Hauser Entrx Corporation 800 Nicollet Mall, Suite 2690 Minneapolis, MN 55402 (612) 333-0614	Copy to: Roger H. Frommelt Felhaber, Larson, Fenlon & Vogt, P.A. 220 South Sixth Street, Suite 2200 Minneapolis, MN 55402 (612) 373-8541
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check the appropriate box):
a. ☒   The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ྑ

Calculation of Filing Fee
Transaction Valuation*	Amount of filing fee
$126,000	$25.00

* The filing fee was established based upon the closing market price of Entrx Corporation’s common stock of $0.35 per share on October 10, 2007 and the amount proposed to be paid to holders of fractional shares after the reverse stock split, and the estimated 360,000 shares (on a pre-reverse split basis) that will be acquired.

☐  Check box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Statement No.:
Filing Party:
Date Filed:

Item 1 - Summary Term Sheet

See Proposal 2 - “Summary - Term Sheet” on page 6 in the Company’s Preliminary Proxy Statement (Amendment No. 3) filed with the Securities and Exchange Commission on December 14, 2007, regarding the vote on a proposal involving a 500 to one reverse stock split of the Company’s common stock, followed promptly by a one to 500 forward stock split (the “Transaction”).

Item 2 - Subject Company Information

Name and Address:
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402
(612) 333-0614

Securities:

Common Stock, par value $0.10 per share.

Trading Market and Price:

See Proposal 2 - “Fairness of the Reverse/Forward Split” on page 12 in the Company’s Preliminary Proxy Statement (Amendment No. 3) filed with the Securities and Exchange Commission on December 14, 2007.

Item 3 - Identity and Background of Filing Person

The filing person is Entrx Corporation.

Item 4 - Terms of the Transaction

See Proposal 2 - “Structure of the Reverse/Forward Split” on page 9, “Fairness of the Reverse/Forward Split” on page 12, and “Appraisal Rights” on page 16 in the Company’s Preliminary Proxy Statement (Amendment No. 3) filed with the Securities and Exchange Commission on December 14, 2007.

Item 5 - Past Contracts, Transactions, Negotiations and Agreements

Not applicable.

Item 6 - Purposes of the Transaction and Plans or Proposals

See Proposal 2 - “Reasons for the Reverse/Forward Split” on page 8, “Background and Purpose of the Reverse/Forward Split” on page 10, and “Effect of Reverse/Forward Split on Entrx” on page 14 in the Company’s Preliminary Proxy Statement (Amendment No. 3) filed with the Securities and Exchange Commission on December 14, 2007.

Item 7 - Purposes, Alternatives, Reasons and Effects

See Proposal 2 - “Reasons for the Reverse/Forward Split” on page 8, and “Background and Purpose of the Reverse/Forward Split” on page 10 in the Company’s Preliminary Proxy Statement (Amendment No. 3) filed with the Securities and Exchange Commission on December 14, 2007.

Item 8 - Fairness of the Reverse/Forward Split

See Proposal 2 - “Fairness of the Reverse/Forward Split” on page 12 in the Company’s Preliminary Proxy Statement (Amendment No. 3) filed with the Securities and Exchange Commission on December 14, 2007.

Item 9 - Reports, Opinions, Appraisals and Negotiations

See Proposal 2 - “Fairness of the Reverse/Forward Split” on page 12 in the Company’s Preliminary Proxy Statement (Amendment No. 3) filed with the Securities and Exchange Commission on December 14, 2007.

Item 10 - Source and Amount of Funds or Other Consideration

See Proposal 2 - “Effect of the Reverse/Forward Split on Entrx” on page 14 in the Company’s Preliminary Proxy Statement (Amendment No. 3) filed with the Securities and Exchange Commission on December 14, 2007.

Item 11 - Interest in Securities of the Subject Company

Not applicable.

Item 12 -- The Solicitation or Recommendation

See Proposal 2 - “Background and Purpose of the Reverse/Forward Split” on page 10, and “Board of Directors’ Recommendation” on page 16 in the Company’s Preliminary Proxy Statement (Amendment No. 3) filed with the Securities and Exchange Commission on December 14, 2007.

Item 13 - Financial statements

See the Company’s Form 10-KSB for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 23, 2007 and the Company’s Form 10-QSB for the three and nine-month period ended September 30, 2007, filed with the Securities and Exchange Commission on November 7, 2007.

Item 14 - Persons/Assets, Retained, Employed, Compensated or Used

See “VOTING INFORMATION - Who will be soliciting your vote?” on page 1 in the Company’s Preliminary Proxy Statement (Amendment No. 3) filed with the Securities and Exchange Commission on December 14, 2007.

Item 15 - Additional Information

Not applicable.

Item 16 - Exhibits

Preliminary Proxy Statement (Amendment No. 3) filed with the Securities and Exchange Commission on December 14, 2007.

Signature:

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Peter L. Hauser                           December 14, 2007
Peter L. Hauser